Exhibit 99.1

TuanChe Limited Appoints Chief Operating Officer and President

BEIJING, May 28, 2019 (GLOBE NEWSWIRE) -- TuanChe Limited ("TuanChe" or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced the appointment of Mr. Hui Yuan as Chief Operating Officer, reporting to Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe. The appointment is effective on May 27, 2019. As Chief Operating Officer of the Company, Mr. Yuan will oversee the development of TuanChe’s omni-channel marketplace as well as the ongoing optimization of user experience. In addition, he will lead the Company’s efforts in product research and development, online marketing, big data operations, as well as new sales and marketing initiatives.

Mr. Yuan has over 18 years of experience in China’s automotive industry with expertise in the management of product development, operations, sales, and marketing. Prior to joining TuanChe, Mr. Yuan co-founded XiongmaoCar and served as a Vice President of Bitauto Holdings Limited. Before launching his career in the automotive industry, Mr. Yuan also held product R&D positions in several Chinese internet companies, including Dangdang.com.

The Company also announced that Mr. Jianchen Sun, previously Chief Operating Officer of the Company, has been appointed as President of TuanChe, effective on May, 27 2019. Mr. Sun will report to Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe. Mr. Sun is a co-founder of the Company and has been serving as a director in addition to Chief Operating Officer since 2010. In his new role, Mr. Sun will continue to leverage his extensive management experience to oversee the Company’s offline marketing services and virtual dealership operations, strengthen the current business model and support the ongoing implementation of growth strategies. At the same time, Mr. Sun will retain his current role as a director and continue to serve on the board of directors of the Company.

“We are excited to add Hui’s management experience to our executive team as the Chief Operating Officer,” commented Mr. Wen. “His background in the automotive industry comes with a stellar reputation for leadership and efficiency. Hui’s industry expertise and our shared vision for the future will help propel us to the next level of growth. Additionally, in regards to Jianchen’s new position, we have full confidence in his ability to leverage his management experience to help us develop our offline marketing services and virtual dealership, streamline operations, and create long-term value for our shareholders.”

About TuanChe

Founded in 2010, TuanChe Limited (Nasdaq: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe has achieved rapid growth in its business by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

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Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development as well as business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com

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